Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction our unaudited consolidated financial statements and related notes that appear in this report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. These forward-looking statements can be identified by the use of words such as “believes,” “estimates,” “could,” “possibly,” “probably,” anticipates,” “projects,” “expects,” “may,” “will,” or “should” or other variations or similar words. No assurances can be given that the future results anticipated by the forward-looking statements will be achieved. Forward-looking statements reflect management’s current expectations and are inherently uncertain. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this report. All amounts included herein with respect to the six months ended December 31, 2025 and 2024 are derived from our unaudited consolidated financial statements included elsewhere in this report. The unaudited consolidated financial statements for the six months ended December 31, 2025 and 2024 have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or US GAAP.

Overview

We are a holding company incorporated in the Cayman Islands. As a holding company with no substantive operations, we conduct our operations primarily through the operating entity, Beijing Haoxi Digital Technology Co., Ltd. (“Haoxi Beijing”), which is an online marketing solution provider based in China. The operating entity is dedicated to helping its advertiser customers manage their online marketing activities to achieve their business goals. The operating entity advises advertisers on online marketing strategies, offers value-added advertising optimization services and facilitates the deployment of online ads through the form of short video ads.

Our net revenue was $33.83 million and $23.95 million for six months ended December 31, 2025 and 2024, respectively. Our net loss was $6.88 million for six months ended December 31, 2025, while the net loss was $0.23 million for six months ended December 31, 2024.

Major Factors Affecting Our Results of Operations

Availability and dynamics of user traffic

The operating entity relies on media platforms of a third party, ByteDance, to acquire user traffic for its advertiser customers during the historical reporting periods. If it fails to maintain its business relationship with ByteDance its popularity, business, financial condition, and results of operations could be materially and adversely affected, especially if it could not be able to obtain sufficient user traffic from any alternative platform.

Customer Acquisition and Retention

The operating entity’s customers are primarily in the healthcare industry. The operating entity’s ability to increase the number of healthcare industry advertisers largely depends on its ability to provide one-stop comprehensive online marketing services to improve the customers’ return on investment (“ROI”) in online advertisements. The operating entity had 307 and 389 advertisers customers for the six months ended December 31, 2025 and 2024, respectively.

The operating entity’s future sales and marketing efforts will relate to customer acquisition and retention, and general marketing. It intends to keep allocating significant resources to increase the advertisers’ return on ad expenditure.

Regulatory Environment

The operating entity’s business is subject to complex and evolving laws and regulations in China. Many of these laws and regulations are relatively new and subject to changes and uncertain interpretation, and could result in claims, changes to its business practices, monetary penalties, increased cost of operations, declines in user growth or engagement, or other harm to its business.

Results of Operations

For six months ended December 31, 2025 and 2024

The following table shows key components of our results of operations for six months ended December 31, 2025 and 2024, in U.S. dollars and as a percentage of fluctuations.

	For six months ended December 31,		Change
	2025	2024	Amount	%
	(US$)	(US$)
Revenue	33,828,346	23,954,998	9,873,348	41%
Cost of revenue	32,231,880	23,474,605	8,757,275	37%
Gross profit	1,596,466	480,393	1,116,073	232%

Operating expenses
Selling and marketing expenses	34,307	30,273	4,034	13%
General and administrative expenses	7,180,085	509,915	6,670,170	1308%
Research and development expenses	61,170	67,556	(6,386)	(9)%
Impairment loss on non-current assets	900,000	—	—	100%
Total operating cost and expenses	8,175,562	607,744	7,567,818	1245%

Loss from operations	(6,579,096)	(127,351)	(6,451,745)	5066%
Interest income	64,222	156,742	(92,520)	(59)%
Interest expenses	(25,580)	(23,090)	(2,490)	11%
Other income, net	—	(4,224)	4,224	(100)%

(Loss) income before income taxes	(6,540,454)	2,077	(6,542,531)	(314999)%
Income taxes	340,705	234,610	106,095	45%
Net Loss	(6,881,159)	(232,533)	(6,648,626)	2859%

Foreign currency translation loss	113,497	(46,620)	160,117	(343)%
Total comprehensive loss	(6,767,662)	(279,153)	(6,488,509)	2324%

Revenue

We generate revenue from providing one-stop online marketing solutions, including traffic acquisition from mainstream online media platforms, content production, data analysis and advertising campaign optimization, to advertisers through the operating entity. Net revenue was $33.83 million and $23.95 million for six months ended December 31, 2025 and 2024, respectively. The increase in revenue was primarily driven by higher demand from existing customers.

Cost of revenue

Our cost of revenue consists primarily of the purchase of online traffic from third-party media platforms after deducting rebates, and salaries and benefits for business operation staff. The cost of revenue increased by $8.76 million or 37%, from $23.47 million for six months ended December 31, 2024 to $32.23 million for six months ended December 31, 2025. The increase in the costs is largely consistent with the revenue growth.

Gross profit

Our gross profit increased by $1.12 million, from $0.48 million for six months ended December 31, 2024, to $1.60 million for six months ended December 31, 2025. Gross profit as a percentage of revenue (“gross margin”) was 4.72% for six months ended December 31, 2025, higher than 2.01% for six months ended December 31, 2024. This increase both in gross profit and gross margin mainly resulted from the closure of the loss-making overseas business and the Company’s strategic focus on domestic operations.

Selling and marketing expenses

Our selling and marketing expenses primarily consist of payroll costs and office related expenses. Selling and marketing expenses increased by 13% from $30,273 for six months ended December 31, 2024 to $34,307 for six months ended December 31, 2025. It was mainly due to an increase in sales staff’s performance-based bonus.

General and administrative expenses

Our general and administrative expenses mainly consist of salaries and bonus, office related expenses and provision for doubtful accounts. General and administrative expenses increased by $6.67 million or 1308%, from $0.51 million for six months ended December 31, 2024 to $7.2 million for six months ended December 31, 2025. The increase was mainly attributable to the recognition of an allowance for credit losses of $6.02 million against prepaid online advertising expenses for overseas marketing and amounts due from third-party loans, as well as the recognition of $0.36 million in bonus expenses for senior management.

Research and development expenses

Our research and development expenses mainly consist of salaries and benefits of our research and development staff for the development of Bidding Compass, our online ads bidding analysis software. Research and development expenses decreased by $6,386 or 9%, from $67,556 for six months ended December 31, 2024 to $61,170 for six months ended December 31, 2025. It was mainly attributable to the decrease in salaries of research and development staff.

Impairment loss on non-current assets

Impairment losses on non-current assets mainly consist of impairment recognized on intangible assets. The increase in such impairment was primarily due to the impact of fluctuations in the external environment and changes in internal operations, which led the Company to recognize an impairment loss of $0.90 million on its intangible assets.

Income tax

We had income tax of $340,705 and $234,610 for six months ended December 31, 2025 and 2024, respectively.

Net loss

As a result of the foregoing, we had net loss of $6.88 million and net loss of $0.23 million for six months ended December 31, 2025 and 2024, respectively.

Liquidity and Capital Resources

As of December 31, 2025, we had $6.80 million in cash and cash equivalents which decreased by $1.82 million from $8.62 million as of June 30, 2025. Our principal sources of liquidity have been proceeds from operations. As reflected in the unaudited condensed consolidated financial statements (the “CFS”), we had a net shareholders’ equity of $15.96 million as of December 31, 2025, and $4.93 million of cash provided by financing activities for six months ended December 31, 2025. Our working capital amounted to $10.62 million. We completed a follow-on offering of our securities on September 20, 2024 and raised $7.75 million in net proceeds. On October 13, 2025, the Company sell a total of 5,217,391 Class A ordinary shares of the Company for a total purchase price of approximately $1.2 million. On November 26, 2025, the Company sold 6.25 million Class A ordinary shares and 12.5 million warrants to purchase Class A ordinary shares at an initial exercise price of $0.8 per share in a transaction exempt from the registration requirement in reliance on Regulation S promulgated under the Securities Act of 1933, as amended. The total gross proceeds were $5.0 million. We believe the current cash and cash equivalents will be sufficient to meet the anticipated working capital requirements and expenditures for the next 12 months.

We continue to explore opportunities to grow our business. However, we are growing our business scale on a fast track that necessitates additional working capital to finance our growth, so we expect that negative cashflows from operations will occur for the foreseeable future. While we have sufficient cash for the next 12 months from the date these financial statements are issued, if we are unable to grow the business to achieve economies of scale in the future, it will become even more difficult for us to sustain a sufficient source of cash to cover our operating costs. We plan to raise additional capital, including among others, obtaining debt financing, to support our future operation. There can be no assurance, however, that we will be able to obtain additional financing on terms acceptable to us, in a timely manner, or at all.

As a Cayman Islands exempted and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our wholly foreign-owned subsidiary in China only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, Beijing Haoxi Health Technology Co., Limited (“WFOE”) may provide Renminbi funding to the operating entity through capital injection or loans.

The following table sets forth a summary of our cash flows for the periods indicated.

	Six Months Ended December 31,
	2025	2024
	(US$)	(US$)
Net cash used in operating activities	(2,266,626)	(2,250,334)
Net cash used in investing activities	(4,500,000)	(3,074,823)
Net cash provided by financing activities	4,926,677	7,746,143
Effect of exchange rate changes on cash and cash equivalents	22,643	19,703
Net increase in cash and cash equivalents	(1,817,306)	2,440,690
Cash and cash equivalent at the beginning of the period	8,618,461	6,655,734
Cash and cash equivalent at the end of the period	6,801,155	9,096,424

Operating Activities

Net cash used in operating activities was $2.27 million for six months ended December 31, 2025, as compared to $2.25 million for six months ended December 31, 2024. Net cash used in operating activities for six months ended December 31, 2025. mainly derived from (i) a net loss of $6.88 million adjusted for non-cash depreciation and amortization of $0.26 million, provision for doubtful accounts $6.02 million and impairment of intangible assets $0.90 million, (ii) net changes in the operating assets and liabilities, primarily comprising of (a) an increase of change in tax payable of $0.35 million, (b) an increase of change in amounts due from related parties of $1.05 million; (c) an increase of change in advance to suppliers of $2.99 million, (d) an increase of change in advance from customers of $0.67 million, (e) a decrease of change in account receivable of $0.44 million.

Investing Activities

Net cash used in investing activities for six months ended December 31, 2025 was $4.5 million compared to $3.07 million used in investing activities for six months ended December 31, 2024. The increase was mainly attributable to the fact that the Company only made convertible bond investments of $4.5 million, while no other investments were incurred during the period.

Financing Activities

Net cash provided by financing activities for six months ended December 31, 2025 was $4.93 million, compared to $7.75 million provided by financing activities for six months ended December 31, 2024. The decrease was primarily attributable to a $1.55 million reduction in financing proceeds during the current period compared to the same period, as well as the incurrence of $0.91 million in issuance costs.

Capital Expenditures

We made capital expenditures of $nil and $5,135 for six months ended December 31, 2025 and 2024, respectively. Our capital expenditures have been used primarily to purchase fixed assets for business purposes. We estimate that our capital expenditures will increase moderately in the following two or three years to support the expected growth of our business. We anticipate funding our future capital expenditures primarily with net cash flows from operating activities and financing activities.

Contractual Obligations and Contingencies

From time to time, we may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, we do not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. We are not aware of any material pending or threatened claims and litigation through and as of December 31, 2025.

The following table sets forth our contractual obligations as of December 31,2025.

	Payment Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years
	(in USD in thousand)
Borrowings	$1,577,794	$1,311,746	$266,048	$—
Lease obligations	$19,059	$19,059	$—	$—
Total	$1,596,853	$1,330,805	$266,048	$—

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Holding Company Structure

Our Company is a holding company with no material operations of its own. As most of our operations are conducted through the operating entity, our ability to pay dividends is primarily dependent on receiving distributions of funds from our PRC subsidiaries, WFOE and Haoxi Beijing. Our WFOE is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our WFOE and Haoxi Beijing are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our WFOE may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

Our Company, through a restructuring which is accounted for as a reorganization of entities under common control (the “Reorganization”), became the ultimate parent entity of its subsidiary, Haoxi Beijing.

Quantitative and Qualitative Disclosures about Market Risk

Currency risk

Most of the Company’s expense transactions and assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other Company foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittances.

The Company maintains bank accounts in the PRC. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not provide complete protection for the Company’s accounts, as its aggregate deposits are higher than the compensation limit, which is RMB500,000 for one bank ($71,136). However, the Company believes the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in the PRC and the Company believes those Chinese banks that hold the Company’s cash, restricted cash and short-term investments are financially sound based on publicly available information. Other than the deposit insurance mechanism in the PRC mentioned above, the Company’s bank accounts are not insured by Federal Deposit Insurance Corporation insurance or other insurance.

Concentration and credit risk

Currently, all of the Company’s operations are in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC’s economy. The Company’s operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in U.S. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittances abroad, and rates and methods of taxation, among other things.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, restricted cash, accounts receivable, accounts receivable – related parties, advances to suppliers and amounts due from related parties. A portion of the Company’s sales are credit sales to customers whose ability to pay is dependent upon industry economics prevailing in these areas; however, concentrations of credit risk with respect to trade accounts receivable is limited due to generally short payment terms. The Company also performs ongoing credit evaluations of its customers to help further reduce credit risk.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk on cash deposits and borrowings, and the risks due to changes in interest rates is not material. The Company has not used any derivative financial instruments to manage the Company’s interest risk exposure.

Customer and Supplier Concentration Risk

Major Customers

For the six months ended December 31, 2025, Customer A accounted for approximately 17% of our total sales. As of December 31, 2025, account receivable balance of Customers B and C accounted for approximately 25% and 23% of the Company’s total trade receivable.

For the six months ended December 31, 2024, none of our customers contributed over 10% revenue of the Company. As of December 31, 2024, account receivable balance of Customers P, I, S and M accounted for approximately 31%, 27%, 12% and 11% of the Company’s total trade receivable.

Major Suppliers

For the six months ended December 31, 2025, Supplier L accounted for approximately 99% of the total purchases. As of December 31, 2025, Suppliers A accounted for approximately 99% of the Company’s trade accounts payable.

For the six months ended December 31, 2024, Supplier L accounted for approximately 99% of the total purchases. As of December 31, 2024, Suppliers U and V accounted for approximately 51%and 49% of the Company’s trade accounts payable.

Critical Accounting Policies and Estimates

Critical accounting estimates are those that involve making assumptions about uncertain matters at the time the estimate is made. If different estimates, which could reasonably have been used, or changes in those estimates that are likely to occur from period to period, have a material impact on the presentation of our financial condition, changes in financial condition, or results of operations, they are considered critical. We determined there were no critical accounting estimates.